Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces New Time Charter Agreement with Glencore for an Additional Capesize Vessel

April 29, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that it has entered into a time charter agreement (“T/C”) with Glencore for an additional Capesize vessel. Furthermore, another Capesize vessel of the Company is extending its current time charter contract.

M/V Knightship
The M/V Knightship will be the third of the Company’s vessels time-chartered by ST Shipping and Transport Pte. Ltd., a fully owned subsidiary of Glencore plc, a leading multinational commodity trading and mining company. The M/V Knightship is following the M/V Premiership and the M/V Squireship, which were delivered to ST Shipping in the fourth quarter of 2019. The T/C will commence immediately upon completion of scrubber installation on the M/V Knightship, which is expected by the end of May 2020, and will extend for a period of 36 to 42 months1. The daily hire of the T/C will be based on the 5 T/C routes of the Baltic Capesize Index (“BCI”).

The charterer will compensate the Company for 100% of the scrubber investment, including equipment and installation cost as well as for the associated off-hire days. In addition to the daily hire, the Company will be entitled to additional revenue (profit-sharing) above a certain spread between the price of High and Low Sulphur Fuel Oil throughout the term of the charter.

M/V Gloriuship
The charterer of the M/V Gloriuship, which is a major Asian dry bulk operator, has agreed to extend the initial 4 to 7-month T/C for an additional period of 10 to 14 months, commencing as of April 23, 2020. The daily hire is based on the 5 T/C routes of the BCI. Seanergy has the option to convert the contract from floating to fixed for a minimum period of three months under certain conditions2.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:
“We are pleased to further expand our relationship with Glencore through a third vessel under a commercial arrangement that Seanergy has pioneered in the sector. Our unique expertise was developed through the previous five successful commercial agreements with three prominent dry bulk charterers.

Most importantly, following the delivery of the Knightship to the subject charterer, 70% percent of our fleet will be employed under index-linked time-charters. The relevant time charter equivalent of the Baltic Capesize Index has increased by 260% from its lowest point seen two months ago.

Based on the improving market fundamentals, as further driven by the worldwide economic stimulus offered to ease the Covid-19 impact, we believe that our fleet is well-positioned to capture the full upside potential of the rising trend in the Capesize market.”

1   The agreement can be extended for two additional periods of 11 to 13 months each at the charterer’s option
2   The charter can be converted into a fixed rate time charter, between 3 months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize Forward Freight Agreement (“FFA”) for the selected period, conditioned on availability of the relevant FFA market

Fleet Employment Profile

Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment
Fellowship	2010	179,701	MI	Daewoo	Spot
Championship	2011	179,238	MI	Sungdong	T/C Index Linked(1)
Partnership	2012	179,213	MI	Hyundai	T/C Index Linked(2)
Knightship	2010	178,978	LIB	Hyundai	T/C Index Linked(3)
Lordship	2010	178,838	LIB	Hyundai	T/C Index Linked(4)
Gloriuship	2004	171,314	MI	Hyundai	T/C Index Linked(5)
Leadership	2001	171,199	BA	Koyo-Imabari	Spot
Geniuship	2010	170,058	MI	Sungdong	Spot
Premiership	2010	170,024	IoM	Sungdong	T/C Index Linked(6)
Squireship	2010	170,018	LIB	Sungdong	T/C Index Linked(7)

(1)
This vessel is being chartered by Cargill. The vessel was delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an additional period of 24 to 27 months at the charterer’s option. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes of the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between 3 and 12 months priced at the then prevailing Capesize Forward Freight Agreement rate (“FFA”) for the selected period.

(2)
This vessel is being chartered by a major European utility and energy company and was delivered to the charterer on September 11, 2019, for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI. In addition, the time charter provides us an option for any period of time during the hire to be converted into a fixed rate time charter, between 3 months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize FFA for the selected period.

(3)
This vessel will be chartered by Glencore, commencing within May 2020 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI.

(4)
This vessel is being chartered by a major European utility and energy company and was delivered to the charterer on August 4, 2019, for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI. In addition, the time charter provides us an option for any period of time during the hire to be converted into a fixed rate time charter, between 3 months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize FFA for the selected period.

(5)
This vessel is being chartered by a dry bulk charter operator and was delivered to the charterer on April 23, 2020 for a period of minimum 10 to maximum 14 months. The net daily charter hire is calculated at an index linked rate based on the five T/C routes of the BCI.

(6)
This vessel is being chartered by Glencore and was delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI.

(7)
This vessel is being chartered by Glencore and was delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI.

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of approximately 11 years. The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece and an office in Hong Kong. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.
Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com